Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Duchovny
Division of Corporation Finance
Office of Mergers& Acquisitions

Re:	HEMISPHERE MEDIA GROUP, INC. Schedule 13E3 filed by Hemisphere Media Group, Inc. et. al. Filed June 27, 2022 File No. 005-87408

Preliminary Proxy Statement

Filed June 27, 2022

File No. 001-35886

Ladies and Gentlemen:

On behalf of Hemisphere Media Group, Inc., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 15, 2022 (the “Comment Letter”) relating to the above-referenced Schedule 13E3 (the “Schedule 13E3”) and Preliminary Proxy Statement (the “Proxy Statement” and, together with the Schedule 13E3, the “Filings”). The Registrant has revised the Filings in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission amendments to the Filings which reflect these revisions and update other information in the Filings.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Filings of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Schedule 13E3 (“Amendment No. 1 to the Schedule 13E3”) or Amendment No. 1 to the above-referenced Preliminary Proxy Statement (“Amendment No. 1 to the Proxy Statement”), as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Filings.

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

Schedule 13E-3

Exhibits

1.	Please refile exhibits (c)(iii), (c)(iv) and (c)(v) without the “confidential” headers.

The Registrant respectfully notes the Staff’s comment and has revised the Schedule 13E-3 in response to the Staff’s comment. Please see exhibits (c)(iv), (c)(v) and (c)(vi) filed with Amendment No. 1 to the Schedule 13E3.

General

2.	Please provide us your analysis as to why Searchlight is not a filing person. We note that Searchlight, not Gato, initiated and conducted the negotiations for the current transaction and that you refer to certain Hemisphere board members as “Searchlight’s representatives on the Hemisphere Board.”

The Registrant was advised by Latham & Watkins, LLP, counsel to Searchlight, that:

Schedule 13E-3 is applicable to the issuer of the subject securities (here, the Registrant) and each of such issuer’s affiliates involved in the subject transaction. Rule 13e-3(a)(1) defines affiliate as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

Rule 12b-2 defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. The Staff has consistently taken the position that the determination of “control” is dependent on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. As a result, resolution of this issue necessarily turns on the specific facts and circumstances surrounding each situation. The Staff has articulated that beneficial ownership of more than 10% of an issuer’s outstanding equity securities generally gives rise to a rebuttable presumption of affiliate status (American-Standard, SEC No-Action Letter 1972). We note for the Staff that Searchlight does not own, beneficially or otherwise, 10% or more of the Registrant’s outstanding common stock or other securities.

In connection with assessing director designees of a company, the Commission has further stated, (Release Nos. 33-8220; 34-47654) that “[c]onsistent with the express requirement in Exchange Act Section 10A(m)(3)(B)(ii), the second basic criterion for determining independence is that a member of the audit committee of an issuer that is not an investment company may not be an affiliated person of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.”

The release further states “[o]ur definition of “affiliated person” for non-investment companies, like our existing definitions of this term for these issuers, requires a factual determination based on a consideration of all relevant facts and circumstances. To facilitate the analysis on facts and circumstances where we are presumptively comfortable, we are adopting a safe harbor for that aspect of the definition of “affiliated person,” with minor modifications from the original proposal. Under the safe harbor as adopted, a person who is not an executive officer or a shareholder owning 10% or more of any class of voting equity securities of a specified person will be deemed not to control such specified person.”

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

We note for the Staff that while Searchlight does have the right to designate two directors to the Hemisphere Board, one such director, Adam Reiss, serves on the Registrant’s audit committee and thus, after due inquiry by the Board, has been deemed by the Registrant to be independent of, and not affiliated with, the Registrant under the Staff’s guidance. The Commission has indicated that it does not view a person’s role as a director, by itself, as sufficient to confer affiliate status. See Release No. 34-16075 n. 6 (1979) (“For the purpose of these [going private] transactions, the Commission would not view a person as an affiliate of the purchaser solely because such person. . . is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”).

Searchlight is a limited partner of Gato Investments LP, a limited partnership which was formed in August 2016 when Intermedia Partners VII, L.P., then a shareholder of the Registrant, sought to liquidate its investment in the Registrant. Pursuant to the limited partnership agreement (the “Gato LPA”) governing the management and affairs of Gato (a copy of which was first filed with the Commission on September 7, 2016), Searchlight has no right to take part in the management or control of the business of Gato or act for or bind Gato. Gemini Latin Holdings, LLC, a Delaware limited liability company managed by Peter Kern (“Gemini”), is the general partner of Gato and is expressly granted the exclusive authority to manage the operations, affairs and business of Gato, subject to limited negative consent rights afforded to Searchlight. Gemini has the sole power to vote, sell or otherwise dispose of the investments held by Gato, including any shares of common stock or other securities of the Registrant owned by Gato. Under the Gato LPA, while Gemini has the right to delegate its duties and discretion, such delegation may be revoked at any time in Gemini’s sole discretion and such delegation rights have never been exercised by Gemini. Thus per the Staff’s guidance, Searchlight should not be deemed to control the Registrant.

Finally, aside from Searchlight’s contractual right to designate certain members to the Hemisphere Board, which right was granted to Searchlight pursuant to that certain Stockholders Agreement, dated as of September 6, 2016, by and among the Registrant, Searchlight, Gemini and certain other shareholders of the Registrant (a copy of which was first filed with the Commission on September 7, 2016), Searchlight does not maintain any relationship, contractual or otherwise, that would provide control or would be deemed control of the Registrant.

We respectfully submit that while Searchlight initiated and conducted negotiations for the current transaction, Searchlight is not an affiliate of the Registrant by virtue of that fact. Searchlight led negotiations in an effort to help protect the value of its existing investment in Gato; however, it is Gato, and not Searchlight, who ultimately made the decision to enter into a definitive agreement with respect to the current transaction. As noted above, only the issuer and its affiliates involved in the transaction are required to be filing persons and based on the facts noted above, when taken together, we respectfully submit support for our conclusion that Searchlight is not an affiliate of the Registrant and thus is not required to be a filing person on the Schedule 13E-3.

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

Preliminary Proxy Statement

Summary Term Sheet, page 1

3.	Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Summary Term Sheet” section beginning on page 1 of Amendment No. 1 to the Proxy Statement and the “Questions and Answers about the Proposals and the Special Meeting” section beginning on page 8.

4.	We note your statements that “Under a possible interpretation of the SEC rules governing “going-private” transactions, each of the Parent Entities may be deemed to be affiliates of Hemisphere” on page 3 and throughout the proxy statement. Given your determination to include those persons as filing persons to the Schedule 13E-3, it is inappropriate to make such disclaimers. Please revise.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Summary Term Sheet” section beginning on page 1 of Amendment No. 1 to the Proxy Statement, the “Position of the Parent Entities as to the Fairness of the Mergers” section beginning on page 50 and the “Purpose and Reasons of the Parent Entities for the Mergers” section beginning on page 53.

Background of the Mergers, page 22

5.	Refer to the entry for January 6, 2022, on page 23. Please tell us why neither Searchlight nor Gato filed a Schedule 13D or an amendment thereto in connection with its decision to submit an indication of interest to acquire all of the company’s outstanding shares, its subsequent submission of the indication of interest on January 8, 2022 and other events during the negotiation of the current transaction.

The Registrant was advised by Latham & Watkins, LLP, counsel to Searchlight, and Covington & Burling LLP, counsel to Gato, that:

Searchlight has not filed a Schedule 13D with regard to the Class A common stock of the Registrant because Searchlight is not the beneficial owner of more than five percent of the Class A common stock, nor could it be a member of a section 13(d) group that beneficially owns more than five percent of the common stock.

Searchlight is not the beneficial owner of more than five percent of the Class A common stock of the Registrant. Therefore, we respectfully submit that Searchlight did not and does not have an independent obligation to file a Schedule 13D or Schedule 13G pursuant to Rule 13d-1.

Searchlight was not and is not a member of a section 13(d) group that beneficially owns more than five percent of the common stock of the Registrant. Searchlight did not have any agreements to act together with Gato or any other securityholder of the Registrant with respect to the common stock of the Registrant at the time the Searchlight directors on the Hemisphere Board discussed the intended non-binding indication of interest on January 6, 2022, at the time Searchlight submitted the indication of interest on January 8, 2022 or during the negotiations of the transaction documentation. Therefore, we respectfully submit that Gato was not a member of a “group” with Searchlight for purposes of Rule 13d-5(b)(1), and thus neither Gato nor Searchlight were required to file a Schedule 13D or an amendment thereto, at such times.

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

Gato and the other reporting persons did not file an amendment to its Schedule 13D, originally filed on April 15, 2013, and as subsequently amended (the “Gato 13D”), until after the Merger Agreement and other transaction documents were entered into on May 9, 2022, because no material change to its Schedule 13D had occurred prior to that time. Gato noted that its existing Schedule 13D already disclosed the general possibility that it and the other reporting persons thereunder may acquire additional securities of the Registrant or cause or seek to cause the Registrant to enter into an acquisition or merger, or engage in communications with parties regarding such matters.

A Schedule 13D only needs to be amended “[i]f any material change occurs in the facts set forth in the Schedule 13D.” Rule 13d-2(a). In particular, a plan or proposal under Item 4 of Schedule 13D need not be disclosed unless a course of action is decided upon or intended. Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995). In Electronic Specialty Co. v. International Controls Corp., 409 F.2d 937 (2d Cir. 1969), the Second Circuit said of disclosures mandated by Rule 14d-1(c) and Schedule 13D: “It would be as serious an infringement of these regulations to overstate the definiteness of the plans as to understate them.”

Gato believes that the facts contemplated by its disclosure remained materially unchanged when Searchlight determined to, and did, submit an indication of interest and during the course of the negotiations among Searchlight, Gato, the Registrant and Univision. Searchlight’s initial non-binding proposal to the Hemisphere Board on January 8, 2022 did not specify that Gato would be the acquiring party, and it contemplated that the Registrant would divest Pantaya to Univision or another party in another potential transaction that would close concurrently with Searchlight’s acquisition of the Registrant. Searchlight’s proposal was independently formulated and submitted by Searchlight and neither the proposal nor Searchlight’s subsequent negotiation of the transaction was at the direction or request of Gato or the other reporting persons under the Gato 13D. Gato and the other reporting persons did not seek or propose to enter into a transaction with the Registrant, and Gato’s participation in any transaction involving the Registrant depended on Searchlight and the other parties reaching agreement among themselves on the terms of the merger and the Pantaya sale, and Gato’s satisfaction with such terms. At the time of the Searchlight proposal, and throughout the course of discussions between the parties, there was no certainty that Gato or Univision would be a party to the transactions or that the parties would reach agreement. Even after it was contemplated by the parties that a subsidiary of Gato would be the purchaser under the merger agreement if it were to be entered into, there remained material contingencies to the parties’ entry into the transactions, including: (1) whether Gato and Searchlight would agree to the terms on which Gato would enter into the Merger Agreement, including certain indemnification and other matters documented in a letter agreement entered into between Gato and Searchlight at the time of the Merger Agreement, (2) whether Searchlight, the Registrant and Univision (or another third party) would agree to the terms of the sale of Pantaya, (3) whether a consensus would be reached among all parties on the terms of the merger agreement, and (4) whether the Special Committee and the Hemisphere Board would endorse the proposed transactions.

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

Any amended Item 4 disclosure during or prior to the negotiations would have overstated the definitiveness of Gato’s plans with respect to a potential transaction involving the Registrant, which were contingent on the various negotiating parties reaching resolution on significant transaction issues. Gato’s obligation related to its Schedule 13D was only to file an amendment promptly if there were any material changes to the information included in the Schedule 13D. Whether a change is material requires an assessment of relevant facts and circumstances, including the probability that a transaction would proceed. If Gato had amended its Schedule 13D at an earlier time, it would have done so without knowing definitively whether it would be a participant in the transaction, the resolution or outcome of material terms being negotiated or whether the other parties would agree to enter into the transactions. In light of these facts, Gato was not obligated to amend its Schedule 13D earlier because no material change had yet occurred with respect to its Item 4 disclosure in its Schedule 13D. Once a material change did occur, Gato promptly amended its Schedule 13D in compliance with its obligations under Regulation 13D.

6.	Please update your disclosure relating to the proposals received after the execution of the merger agreement.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Background of the Mergers” section beginning on page 17 of Amendment No. 1 to the Proxy Statement.

Purposes and Reasons of Hemisphere for the Mergers, page 33

7.	We note your disclosure that this section includes “some of the significant factors” supporting the Special Committee's fairness determination. Please revise to include all material factors.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers” section beginning on page 28 of Amendment No. 1 to the Proxy Statement.

8.	We note the disclosure on page 23 relating to the authority granted to the Special Committee. It does not appear that the Board delegated authority to the Special Committee to evaluate the fairness of the transactions on the company’s behalf. Thus, please revise this section to explicitly state whether Hemisphere reasonably believes that the transactions are fair or unfair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

The Registrant respectfully notes the Staff’s comment and advises the Staff that the Proxy Statement already disclosed the fact that the Hemisphere Board delegated authority to the Special Committee to evaluate the fairness of the transactions on the company’s behalf, under clause (iv) of the referenced disclosure. In response to the Staff’s comment and to conform the disclosure in the Proxy Statement, the Registrant has revised the January 21, 2022 disclosure set forth on page 28 of Amendment No. 1 to the Proxy Statement to highlight that the Hemisphere Board delegated such authority to the Special Committee.

9.	Provide the disclosure to address each factor included instruction 2 to Item 1014 of Regulation M-A. Apply this comment also to the Parent Entities disclosure.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers” section beginning on page 28 of Amendment No. 1 to the Proxy Statement.

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

10.	Please revise your disclosure to discuss how the fact that shareholders of Class B common stock are receiving $7 per share affects your fairness determination. Apply this comment also to the Parent Entities disclosure.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers” section beginning on page 28 of Amendment No. 1 to the Proxy Statement.

11.	We note that the Special Committee considered the Moelis and PJT analyses and opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Moelis’s and PJT’s analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers” section beginning on page 28 of Amendment No. 1 to the Proxy Statement.

12.	Please address how any filing person relying on the Moelis opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded Shares, rather than all security holders unaffiliated with the company.

The Registrant respectfully notes the Staff’s comment and advises the Staff that each filing person relying on the Moelis opinion was able to reach the fairness determination as to unaffiliated security holders of the Registrant due to the fact that the Moelis opinion covered fairness with respect to all (emphasis added) holders of Registrant’s shares, other than the Excluded Holders (i.e., Gato, Parent, Merger Subs or any of their respective affiliates). Accordingly, the Moelis fairness opinion addresses fairness to all unaffiliated shareholders of the Registrant due to the fact that the universe of shareholders other than Excluded Holders fully encompasses, and is in fact broader than, the unaffiliated shareholders. By way of example, shareholders of the Registrant who are also officers or directors of the Registrant who might be considered affiliates of the Registrant by virtue of such role, but who are not also affiliated with Gato or Parent are within the universe of shareholders covered by the Moelis fairness opinion, along with shareholders unaffiliated with the Registrant.

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

Opinion of PJT Partners LP, page 36

13.	Please revise the subsection captioned “Selected Precedent Transactions Analysis” to explain why PJT determined to lower the high end of the range of TEV/LTM EBITDA (post-SBC) – Networks Selected Transactions from 16.2x to 8x. Also, revise the section disclosing the company’s fairness determination to describe how the Special Committee considered such a significant reduction in this multiple.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment (in the case of the first sentence of the Staff’s comment, with the advice of Shearman & Sterling LLP, counsel to PJT Partners LP). Please see the “Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers” section beginning on page 28 of Amendment No. 1 to the Proxy Statement and the “Selected Precedent Transactions Analysis” subsection beginning on page 36.

Opinion of Moelis & Company LLC, page 44

14.	We note that Moelis made an oral presentation on March 7, 2022. Please revise this section to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that presentation and to the April 24, 2022 presentation.

The Registrant respectfully notes the Staff’s comment and, with the advice of Freshfields Bruckhaus Deringer LLP, counsel to Moelis & Company LLC, has revised the Proxy Statement in response to the Staff’s comment. Please see the “Additional Presentations by Moelis” subsection beginning on page 49 of Amendment No. 1 to the Proxy Statement.

Certain Unaudited Prospective Financial Information, page 59

15.	Please revise to include the full projections instead of a summary.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Certain Unaudited Prospective Financial Information” section beginning on page 55 of Amendment No. 1 to the Proxy Statement.

Where You Can Find Additional Information, page 143

16.	Note that neither Schedule 13E-3 nor Schedule 14A specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Where You Can Find More Information” section beginning on page 140 of Amendment No. 1 to the Proxy Statement.

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

Form of Proxy Card, page E-6

17.	Please revise the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A. In this respect, please confirm supplementally that you will not use any proxies you received.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Form of Proxy Card” beginning on page E-6 of Amendment No. 1 to the Proxy Statement. The Registrant confirms that it will not use any proxies it has received pursuant to the Preliminary Proxy Statement.

*            *            *

Securities and Exchange Commission

Division of Corporation Finance

July 22, 2022

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3105.

Sincerely,

/s/ Jeffrey D. Marell

Jeffrey D. Marell

cc:     Hemisphere Media Group, Inc.

Alex Tolston